VIA EDGAR

To:	United States Securities and Exchange
Commission
Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “Annual Information Form”).

I, Fernando Angeles, P.Eng., of Rio Alto SAC, Lima, Peru, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled La Arena Project, Peru, Technical Report (NI 43-101) dated February 27, 2015 with an effective date of December 31, 2014 (the “Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Dated the 24th day of March, 2016

/s/ Fernando Angeles
Fernando Angeles, P.Eng.